SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 4)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
______________________________________________________________________________
(Name of Issuer)

Class A Common Stock
______________________________________________________________________________
(Title of Series of Securities)

18538Q 10 5
______________________________________________________________________________
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2010
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 102,404,811*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 102,404,811*
11		aggregate amount beneficially owned by each reporting person 102,404,811*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 33.1%*
14		type of reporting person CO
* See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, and this Amendment No. 4.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See Item 5(a)-(b) of this Amendment No. 4 to Statement on Schedule 13D.

This Amendment No. 4 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, and that certain Amendment No. 3 filed on December 22, 2009 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.  Interest in Securities of the Issuer

(a)-(b)  Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of the date of filing of this Amendment No. 4, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 102,404,811 shares of Class A Common Stock that are beneficially owned as follows:

•
36,759,999 shares of Class A Common Stock that are beneficially owned as follows: 33,333,333 shares of Class A Common Stock that are held of record by Intel Capital; 3,333,333 shares of Class A Common Stock that are held of record by Intel Cayman; and warrants exercisable for 93,333 shares of Class A Common Stock that are held of record by Middlefield; and

•
65,644,812 shares of Class A Common Stock that are beneficially owned as follows: 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity A; 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity B; and 21,881,604 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity C.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 102,404,811 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 4, based upon the information contained in that certain Amendment No. 4 to the Statement on Schedule 13D dated December 6, 2010 filed by such persons and where such persons have reported that they beneficially own: 531,724,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 39,639,803 shares of Class A Common Stock beneficially owned by Eagle River, 29,411,765 shares of Class A Common stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities, 41,468,135 shares of Class A Common Stock beneficially owned by Craig O. McCaw and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities.  The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock as of the date of filing of this Amendment No. 4.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Offering of Exchangeable Notes due 2040”:

On November 30, 2010, in connection with the offering by the Issuer’s operating subsidiary, Clearwire Communications LLC (“Clearwire Communications”), of $650 million aggregate principal amount of 8.25% exchangeable notes due 2040 (the “Offering”), Intel Capital, Intel Cayman, Middlefield, Intel Entity A, Intel Entity  B, and Intel Entity C (collectively, the “Intel Stockholders”) executed a lock-up agreement with respect to the Class A Common Stock (the “Lock-up Agreement”).  The Offering is part of a plan to raise over $1.3 billion through the offering of debt securities in private placement transactions, which was initially announced by the Issuer on December 2, 2010.  The Lock-up Agreement is filed as Exhibit 99.9 to this Amendment.  The Lock-up Agreements provide that each of the Intel Stockholders, during the period beginning on December 2, 2010 and ending on January 31, 2011, will not, subject to certain exceptions, (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock held by such Intel Stockholder on the date of the Lock-up Agreement, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.  The foregoing restrictions do not apply to, among other things, any disposition by the Intel Stockholders of any shares of Class A Common Stock that such Intel Stockholders received as merger consideration in the Clearwire Merger, or any contract, option or other arrangement or understanding entered into by any of the Intel Stockholders with respect to the hedging of such shares.

Further, pursuant to the terms of the Equityholders’ Agreement, each of the Intel Stockholders has preemptive rights with respect to the proposed issuance and sale of Class A Common Stock and rights to purchase or acquire Class A Common Stock, which would include the exchangeable notes in the Offering (the “Preemptive Rights”); however, each of the Intel Stockholders signed a stockholder acknowledgment as of November 30, 2010, waiving its Preemptive Rights (individually, a “Preemptive Rights Waiver” and, collectively, the “Preemptive Rights Waivers”) solely with respect to the Offering.  Each Preemptive Rights Waiver has substantially the same terms as each other Preemptive Rights Waiver and a form of these Preemptive Rights Waivers is filed as Exhibit 99.10 to this Amendment.

In addition, Item 6 of the Schedule 13D is amended and supplemented by replacing the last paragraph with the following:

The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Registration Rights Agreement, the Operating Agreement, the Investment Agreement, the Waiver, the Lock-up Agreement and the Preemptive Rights Waivers are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, 99.5, 99.6, 99.8, 99.9 and 99.10, respectively, hereto and each is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.9           Form of Lock-up Agreement.

99.10         Form of Preemptive Rights Waiver.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2010	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:           /s/ A. Douglas Melamed
A.	Douglas Melamed
Senior Vice President,
General Counsel

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Jane E. Shaw	Chairman of the Board, Intel Corporation Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A./U.K.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Entrepreneur-in Residence Harvard Business School	Harvard Business School Soldiers Field Boston, MA 02163	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

Frank D. Yeary	Vice Chancellor University of California, Berkeley	200 California Hall #1500 Berkeley, CA 94720	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Technology, Manufacturing and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Sean M. Maloney	Executive Vice President General Manager, Intel Architecture Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.K.

David Perlmutter	Executive Vice President General Manager, Intel Architecture Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

A. Douglas Melamed	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Senior Vice President General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Senior Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.